G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.528.1984
425.928.2877 (efax)

June 18, 2001

To Whom It May Concern:

The firm of G. Brad Beckstead, CPA, consents to the inclusion of my report of June 18, 2001, on the Financial Statements of Gold Camp Cripple Creek Colorado, Inc. from the inception date of March 30, 1999 through April 30, 2001, in any filings which are necessary now or in the near future to be filed with the US Securities and Exchange Commission.

Signed,

\S\ G. Brad Beckstead
G. Brad Beckstead, CPA

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